Exhibit 1.71

28 July 2021

SUPPLEMENT TO THE MERGER AND LISTING PROSPECTUS – 28 July 2021

NOT FOR PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. SEE “IMPORTANT INFORMATION” ON PAGES 3–4 BELOW.

This document (the “Supplement”) is a supplement to the merger and listing prospectus dated 23 October 2020 (the “Merger Prospectus”) in respect of the merger of Arcus ASA (“Arcus”) into Altia Plc (“Altia”). The Merger Prospectus has been approved by the Finnish Financial Supervisory Authority (the “FIN-FSA”) as the competent authority under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) on 23 October 2020. The decision number of such approval is FIVA 49/02.05.04/2020. A certificate of approval of this Supplement, with a copy of this Supplement will be notified to the Norwegian Financial Supervision Authority in accordance with the Prospectus Regulation.

The definitions used in this Supplement have the same meaning as in the Merger Prospectus, unless otherwise stated. This Supplement constitutes a part of the Merger Prospectus and should be read together therewith.

This Supplement is prepared due to the stock exchange releases published by Altia and Arcus on 23 July 2021 (toghether the “Releases”), according to which Altia and Arcus have agreed on the divestment of certain brands of Altia and Arcus, and received all regulatory approvals from the relevant authorities allowing for the completion of the Merger.

Consequently, the information contained in the Merger Prospectus is supplemented in the manner set out in this Supplement.

SUPPLEMENT TO THE MERGER PROSPECTUS

Supplement to the section “Merger of Altia and Arcus”

Due to the publication of the Releases, the section of the Merger Prospectus entitled “Merger of Altia and Arcus” is supplemented as follows:

1)	The following texts are inserted to replace the last paragraph of the section entitled “Merger of Altia and Arcus – Overview of the Merger” on page 58 of the Merger Prospectus, as amended:

In line with the aforementioned competition authorities’ requirements, Altia and Arcus have entered into a binding agreement with Galatea AB (“Galatea”), pursuant to which Galatea has agreed to purchase Altia’s aquavit brands Skåne Akvavit, Hallands Fläder and Brøndums and cognac brand Grönstedts along with Arcus’ aquavit brand Akevitt Spesial and spirits brands S.P.R.T. and Dworek. Altia and Arcus have additionally committed to provide transitional services to Galatea for up to a period of 36 months, commencing on the closing of the abovementioned brand divestments.

The SCA, the FCCA, and the NCA, respectively, have on 23 July 2021 approved Galatea as a suitable buyer for the abovementioned brand divestments. Upon entering into the binding agreement with Galatea and receiving the competition authorities’ approvals on 23 July 2021, Altia and Arcus have received all regulatory approvals from the relevant authorities allowing for the completion of the Merger. The completion of the Merger is planned to occur during the third quarter of 2021.

The approved remedy divestments will not affect the previously communicated annual net synergy potential of EUR 8–10 million or the industrial logic behind the combination of Altia and Arcus. These divestments do not include production equipment, facilities or employees.

IMPORTANT INFORMATION

In a number of jurisdictions, in particular in Australia, Canada, Hong Kong, Japan and South Africa, the distribution of this Supplement may be subject to restrictions imposed by law (such as registration, admission, qualification and other regulations). No Merger Consideration Shares have been, or will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This Supplement does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. In addition to Finland, Norway and the United States, no action has been or will be taken by Altia or Arcus to permit the possession or distribution of the Supplement (or any other offering or publicity materials or application form(s) relating to the Merger) in any jurisdiction where such distribution may otherwise lead to a breach of any law or regulatory requirement. Altia advises persons into whose possession this Supplement comes to inform themselves of and observe all possible applicable restrictions. The Merger Consideration Shares will be offered and sold in the United States in connection with the Merger in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder, see “Notice to Shareholders in the United States” below.

Neither the Supplement, any notification nor any other merger material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Neither Altia, Arcus nor financial advisors of Altia and Arcus accept any legal responsibility for persons who have obtained the Supplement in violation of these restrictions, irrespective of whether these persons are prospective recipients of the Merger Consideration Shares. No actions have been taken to register or qualify the Merger Consideration Shares for public offer in any jurisdiction other than Finland, Norway and the United States.

Any disputes arising in connection with this Supplement will be settled exclusively by a court of competent jurisdiction in Finland. Investors must not construe the contents of this Supplement as legal, investment or tax advice. Each investor should consult such investor’s own counsel, accountant or business advisor as to legal, investment and tax advice and related matters pertaining to the Merger.

Nordea Bank Abp is acting exclusively for Altia in connection with the Merger and for no one else and will not be responsible to anyone other than Altia for providing the protections afforded to its clients or for providing advice in relation to the Merger. ABG Sundal Collier ASA is acting exclusively for Arcus in connection with the Merger and for no one else and will not be responsible to anyone other than Arcus for providing the protections afforded to its clients or for providing advice in relation to the Merger.

Notice to Shareholders in the United States

The Merger Consideration Shares have not been, and will not be, registered under the U.S. Securities Act and are being issued in reliance on the exemption from registration set forth in Rule 802 under the U.S. Securities Act. Altia is a Finnish company and Arcus is a Norwegian company. The Merger, including the information distributed in connection with the Merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this Supplement has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the Merger, such as in open market or privately negotiated purchases, at any time during the pendency of the Merger under the Merger Plan.

The Merger Consideration Shares have not been and will not be listed on a U.S. securities exchange or quoted on any inter-dealer quotation system in the United States. Neither Altia nor Arcus intends to take any action to facilitate a market in the Merger Consideration Shares in the United States. The Merger Consideration Shares have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed comment upon, or endorsed the merit of, the Merger or the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Notice to Shareholders in the United Kingdom

This Supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 43 of the Financial Promotion Order (for example as shareholders in Arcus entitled to receive the merger consideration shares pursuant to the Norwegian Public Limited Liability Companies Act of 13 June 1997 No. 45, (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Merger Consideration Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "Relevant Persons"). This Supplement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Notice to Shareholders in the European Economic Area

This Supplement has been prepared on the basis that any offer of the Merger Consideration Shares in any Member State of the European Economic Area (“EEA”) other than offers (the “Permitted Public Offers”) which are made prior to the Effective Date, and which are contemplated in the Supplement in Finland or Norway once the Supplement has been approved by the competent authority in Finland and published in accordance with the Prospectus Regulation, and in respect of which Altia has consented in writing to the use of the Supplement, will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the Merger Consideration Shares. Accordingly any person making or intending to make an offer in that Member State of the Merger Consideration Shares which are the subject of the offer contemplated in this Merger Prospectus, other than the Permitted Public Offers, may only do so in circumstances in which no obligation arises for Altia to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case, in relation to such offer. Altia has not authorised, nor does it authorise, the making of any offer (other than Permitted Public Offers) of the Merger Consideration Shares in circumstances in which an obligation arises for Altia to publish or supplement a prospectus for such offer.

In relation to each Member State of the EEA, with effect from and including 21 July 2019 (the “Prospectus Regulation Applicability Date”) no offer has been made and will not be made (other than a Permitted Public Offer) of the Merger Consideration Shares which are the subject of the offering contemplated by this Supplement to the public in that Member State, except that, with effect from and including the Prospectus Regulation Applicability Date, an offer of such Merger Consideration Shares is made to the public in that Member State:

a) to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), as permitted under the Prospectus Regulation, subject to obtaining the prior consent of Altia for any such offer; or

c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no offer of the Merger Consideration Shares is made which would require Altia to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

In this section, the expression an offer of the Merger Consideration Shares to the public in relation to any Merger Consideration Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Merger Consideration Shares to be offered so as to enable an investor to decide to purchase or subscribe to the Merger Consideration Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Regulation in that Member State.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended), and includes any relevant implementing measure in the EEA Member State concerned.